Via Facsimile and U.S. Mail
Mail Stop 6010

June 6, 2007

Bruce C. Galton
President and Chief Executive Officer
Senesco Technologies, Inc.
303 George Street, Suite 420
New Brunswick, New Jersey

**Re:     Senesco Technologies, Inc.**
         **Form 10-K for Fiscal Year Ended June 30, 2006**
         **Filed October 13, 2006**
         **File No. 001-31326**

Dear Mr. Galton:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                    Sincerely,


                                    Jim Atkinson
                                    Accounting Branch Chief